Exhibit 12.4

West Texas Utilities Company
Ratio of Earnings to Fixed Charges
For Years Ended December 31,

                              1999      1998      1997       1996      1995
                            ---------------------------------------------------
                                        (thousands, except ratios)

Operating income             $54,164   $59,365    $44,567   $51,734   $59,486
Adjustments
  Income taxes                 4,186    28,088     11,294     6,547     6,456
  Provision for deferred
      income taxes            12,222    (6,578)      (954)    5,718     1,971
Deferred investment tax
  credits                     (1,275)   (1,321)    (1,321)   (1,321)   (1,321)
Charges for investments
  and plant development costs,
  net of tax                      --        --         --   (10,946)       --
Other income and deductions    2,126     2,034      1,237       601      (463)
Allowance for borrowed and
  equity funds used during
  construction                 1,025     1,347        920     1,276     1,031
                            ---------------------------------------------------
     Earnings                $72,448   $82,935    $55,743   $53,609   $67,160
                            ===================================================

Fixed charges:
  Interest on long-term debt  20,352   $20,352    $20,352   $21,169   $21,413
  Interest on short-term
    debt & other               4,731     4,580      4,911     4,925     4,111
                            ---------------------------------------------------
     Fixed Charges           $25,083   $24,932    $25,263   $26,094   $25,524
                            ===================================================


Ratio of earnings to fixed
  charges                       2.89      3.33       2.21      2.05      2.63



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